Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

GEOVAX LABS, INC.

GeoVax Labs, Inc. (the “Corporation”), does hereby certify that the Corporation’s Certificate of Incorporation originally filed with the Delaware Secretary of State on June 17, 2008, as amended by that certain Certificate of Merger filed June 18, 2008, as further amended by that certain Certificate of Amendment to the Certificate of Incorporation of the Corporation filed April 13, 2010, that certain Certificate of Amendment to the Certificate of Incorporation filed April 27, 2010, and by that certain Certificate of Designation filed on March 20, 2012, is hereby further amended pursuant to Section 242 of the General Corporation Law of the State of Delaware.

The Corporation does hereby further certify that this Certificate of Amendment was duly adopted by the Corporation’s Board of Directors and by the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

The Certificate of Incorporation of the Corporation, as amended, is hereby amended as follows:

The first paragraph of Article IV of the Certificate of Incorporation, as amended, shall be deleted in its entirety and replaced with the following:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 85,000,000 shares, which are divided into two classes consisting of: (a) 75,000,000 shares of Common Stock, par value $0.001 per share, and (b) 10,000,000 shares of Preferred Stock, par value $0.01 per share.”

The remainder of the Certificate of Incorporation shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on August 1, 2013.

GEOVAX LABS, INC.

/s/ Mark W. Reynolds

Name: Mark W. Reynolds

Title:      Chief Financial Officer